Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 28, 2008

CARRY ON

Investing in the Carry Trade Strategy with the iPath® Optimized

Currency Carry ETN (ICI)

The iPath® Optimized Currency Carry ETN offers investors a cost-effective way to capitalize on the currency market. Institutional investors have long used the carry trade strategy to buy currencies in regions with high interest rates, while financing that exposure by borrowing in currencies from countries with low interest rates with the goal of capturing returns. Generally speaking, the carry trade strategy capitalizes on the trend that currencies associated with higher interest rates tend to have positive relative returns when compared to currencies associated with lower interest rates. Until the introduction of the iPath® Optimized Currency Carry ETN, this carry trade strategy was generally available only to sophisticated investors and institutions with access to long/short currency strategies.

In addition to capitalizing on the carry trade, exposure to currencies can provide investors with a non-correlated asset to add to a portfolio—something that has grown increasingly valuable as global markets and economies have grown increasingly interdependent.

Furthermore, the carry trade strategy offers investors an alternative to developing directional views on individual currencies, which can often involve complex macroeconomic, social and geopolitical risk factors. Investors interested in the potential to gain diversified currency exposure and access to a non-directional currency strategy should consider adding the iPath® Optimized Currency Carry ETN to their portfolio.

This piece will guide you through:

•	The case for including an “intelligent” carry strategy to a portfolio

•	The benefits of the iPath® Optimized Currency Carry ETN

The case for the “intelligent” carry strategy

The iPath® Optimized Currency Carry ETN is linked to the Barclays Intelligent Carry Index™, which offers long/short currency exposure to the G10 currencies (see Figure 1). The index’s strategy generally invests in high-yielding major currencies and finances the exposure by borrowing in low-yielding major currencies. For example, the snapshot of the index holdings as of February 15, 2008 can be found in Figure 2.

Investing in the intelligent carry strategy using the iPath® Optimized Currency Carry ETN offers three key benefits:

•	Attractive risk/reward characteristics

•	Diversification

•	Access to a diversified long/short currency strategy

Figure 1

G10 Currencies Universe

CURRENCY	SYMBOL
Euro	EUR
U.S. Dollar	USD
Japanese Yen	JPY
British Pound	GBP
Swiss Franc	CHF
Canadian Dollar	CAD
Australian Dollar	AUD
New Zealand Dollar	NZD
Swedish Krone	SEK
Norwegian Krone	NOK

Attractive risk/reward characteristics. Based upon a comparison with other broad asset classes, the Barclays Intelligent Carry Index™ offers attractive risk/reward characteristics on a 1-, 3-, and 5-year time horizon (see Figure 3). Although currencies are often viewed by investors as highly volatile and directional, the Barclays Intelligent Carry Index™ has demonstrated relatively lower levels of volatility versus almost all asset classes, with the exception of fixed income. The iPath® Optimized Currency Carry ETN is intended to provide investors with the opportunity to include currencies in their portfolios while decreasing the overall volatility of the total portfolio.

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Figure 2

Currency breakdown

Source: Barclays Capital as of 2/15/08.

Figure 3

Index Performance

	BARCLAYS INTELLIGENT CARRY INDEX™*	S&P 500® INDEX	LEHMAN U.S. AGGREGATE INDEX	DOW JONES-AIG COMMODITY INDEX TOTAL RETURN™	DB G10 CURRENCY FUTURE HARVEST INDEX	MSCI EAFE INDEX
Return
1-year	0.19%	–3.60%	7.30%	31.31%	1.15%	0.84%
3-year (annualized)	9.27%	5.37%	5.18%	15.92%	3.29%	12.76%
5-year (annualized)	9.87%	11.64%	4.50%	15.41%	6.84%	21.18%

Standard Deviation
1-year	6.25%	11.81%	2.66%	15.79%	9.34%	14.05%
3-year (annualized)	5.78%	8.76%	2.85%	15.19%	7.18%	11.06%
5-year (annualized)	6.22%	9.15%	3.61%	14.54%	6.90%	11.35%
Sharpe Ratio	1.11	0.95	0.43	0.86	0.56	1.61

Sources: Barclays Capital, S&P, Lehman Brothers, Dow Jones, Deutsche Bank, MSCI Inc., as of 2/29/08.

*	Barclays Intelligent Carry Index™ returns prior to 9/25/06 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect the actual performance of the index.

Carry On    3

As Figure 3 illustrates, the Barclays Intelligent Carry Index™ has an attractive Sharpe Ratio of 1.11. The Sharpe Ratio is a measure of risk-adjusted performance and the greater the Sharpe ratio, the better risk-adjusted performance has been. What drives the index’s lower risk profile is the fact that the index is optimized to a targeted volatility of 5% per annum and volatility is a key consideration incorporated into the optimization of the index (also termed ‘mean variance optimization’). This translates into a more robust process for accessing the carry trade than simply optimizing based only on returns.

DIVERSIFICATION BENEFITS

Over the past 5 years, the Barclays Intelligent Carry Index™ has demonstrated very low correlations with broad asset classes (see Figure 4), potentially offering investors diversification benefits for their overall portfolio. While diversification benefits do not eliminate the market risk associated with investing in currencies, the low correlations between currencies and equity, fixed income and commodity markets suggest that exposure to currencies has a place in a well-diversified portfolio.

Figure 4

Index Correlations

	BARCLAYS INTELLIGENT CARRY INDEX™	S&P 500® INDEX	LEHMAN U.S. AGGREGATE INDEX	DOW JONES AIG COMMODITY INDEX	MSCI EAFE INDEX
Barclays Intelligent Carry IndexTM	1.00
S&P 500® Index	0.33	1.00
Lehman U.S. Aggregate Index	0.07	–0.11	1.00
Dow Jones-AIG Commodity Index Total ReturnSM	–0.03	0.03	0.04	1.00
MSCI EAFE Index	0.29	0.82	–0.07	0.30	1.00

Sources: Barclays Capital, S&P, Lehman Brothers, Dow Jones, MSCI Inc., (2/03-2/08 based on monthly returns).

ACCESS TO A DIVERSIFIED LONG/SHORT CURRENCY STRATEGY

Managing foreign currencies can be challenging for investors from a cost and time management perspective, particularly when more than one currency is involved. Managing a multi-currency portfolio of both long and short positions can be even more difficult. The Barclays Intelligent Carry Index™ offers investors the opportunity to invest in a diversified basket of currencies that is optimized and rebalanced monthly. The index also employs no leverage and the sum of the weights assigned to the index components must equal 100% at all times.

Benefits of the iPath® Optimized Currency Carry ETN

The iPath® Optimized Currency Carry ETN offers investors a diversified and risk-controlled approach to access global currencies and the carry trade strategy. The ETN also offers investors cost-effective access to a strategy that would otherwise be costly and difficult to manage on an ongoing basis, particularly when 10 different currencies are involved. Additionally, the iPath® Optimized Currency Carry ETN offers all the traditional benefits associated with iPath ETNs including:

Risk controlled exposure and access. The iPath® Optimized Currency Carry ETN provides, for the first time in an exchange traded product, access to a risk-controlled long/short currency strategy. This offers a depth of strategy that might be explored to construct a well-diversified portfolio.

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Definable performance. The iPath® Optimized Currency Carry ETN is designed to provide a return that mirrors the performance of the index, less investor fees.1

Continuous pricing. Compared to the end-of-day pricing for mutual funds, ETNs provide greater flexibility to respond to market movements, enabling investors to trade during market hours and efficiently implement a variety of trading strategies.

Liquidity. iPath ETNs can be bought or sold anytime during market hours and offer trading flexibility with the liquidity2 provided by an exchange listing and redemption feature. iPath ETNs can be sold in the secondary market during trading hours at market prices, and redeemed in at least 50,000 units on a weekly basis directly to the issuer.3

1.	For specific information on iPath investor fees, see applicable prospectus.

2.	Although we have listed the securities on NYSE Arca, a trading market for the securities may not exist at any time. We are not required to maintain any listing of the securities on NYSE Arca or any other exchange.

3.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Carry On    5

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry Index™ is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Intelligent Carry Index™ and the USD Intelligent Carry Index™ are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6375-iP-0308 1098-08SP-3/08

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